UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 333-159793-01

TELESAT CANADA

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

EXPLANATORY NOTE

Telesat Canada (“Telesat”) files this amendment to its Current Report on Form 6-K that was filed with the Securities and Exchange Commission on November 25, 2020 (the “Form 6-K”) to amend and supplement the Form 6-K by attaching as additional exhibits certain documents relating to the transaction described therein.

Transaction Agreement

Copies of the following exhibits to the Transaction Agreement (as defined in the Form 6-K) are filed as Exhibits 99.7, 99.8, 99.9, 99.10 and 99.11 hereto and each is incorporated herein by reference: (i) Form of Trust Agreement with TSX Trust Company; (ii) Form of Voting Agreement with TSX Trust Company; (iii) Form of Amended and Restated Articles of Telesat Corporation; (iv) Registration Rights Agreement, dated as of November 23, 2020, by and among Telesat Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and MHR Fund Management LLC and certain of its affiliates; and (v) Form of Amended and Restated Telesat Partnership LP Partnership Agreement.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 6-K contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, statements which are not historical in nature, or which contain the words “will,” “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “project,” “seek,” “should,” “target,” “would” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat’s existing satellite utilization; risks associated with domestic and foreign government regulation; the ability to obtain regulatory approvals and Loral’s ability to obtain the stockholder approval required to consummate the Transaction and the timing of such approvals and the closing of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; the ability to complete the Transaction on the expected terms and timing or at all; the outcome of any legal proceedings that may be instituted against Telesat, the other parties and others related to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; the risk that expected benefits and growth prospects of the Transaction may not be achieved in a timely manner or at all; the risk that disruption from the Transaction may adversely affect Telesat’s business and its relationships with customers, suppliers or employees; and risks relating to the value of the shares of New Telesat and limited partnership units of Telesat Partnership LP to be issued in connection with the Transaction. The foregoing list of important factors is not exhaustive.

Telesat believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, including, without limitation, those described under “Risk factors,” as updated by any Current Reports on Form 6-K and future filings with the SEC. Except as may be required by applicable law, Telesat does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.

Important Additional Information and Where to Find It

In connection with the Transaction, New Telesat and Telesat Partnership will file with the SEC a registration statement on Form F-4 that will contain a prospectus relating to the issuance of the shares of New Telesat and limited partnership units of Telesat Partnership in connection with the Transaction. The registration statement will also include a proxy statement of Loral which will be sent to the stockholders of Loral in connection with the Transaction. New Telesat and Telesat Partnership will also file a Canadian prospectus with the requisite Canadian securities authorities in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TELESAT, NEW TELESAT, TELESAT PARTNERSHIP, LORAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents when they become available free of charge through the website maintained by the SEC at www.sec.gov and, for those documents filed with Canadian securities regulations, at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or from Telesat at its website, www.telesat.com, under the heading Investors or from Loral at its website, www.loral.com, under the heading Investors. Documents filed with the SEC by Telesat will be available free of charge by accessing Telesat’s website at https://www.telesat.com/investor-relations/, or, alternatively, by directing a request by telephone or mail to Telesat at Investor Relations, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7, and documents filed with the SEC by Loral will be available free of charge by accessing Loral’s website at www.loral.com under the heading Investors or, alternatively, by directing a request by telephone or mail to Loral at Investor Relations, Loral Space & Communications Inc., 600 Fifth Avenue, New York, New York 10020.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Telesat and Loral and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed Transaction under the rules of the SEC. Information about Loral’s directors and executive officers is available in Loral’s Annual Report on Form 10-K, as filed with the SEC on March 12, 2020, as amended on March 26, 2020 and certain of its Current Reports on Form 8-K. Information about Telesat’s directors and executive officers is available in Telesat’s Annual Report on Form 20-F, filed with the SEC on February 27, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Loral or Telesat using the sources indicated above.

Exhibit Index

No.	Description

99.7	Form of Trust Agreement with TSX Trust Company
99.8	Form of Voting Agreement with TSX Trust Company
99.9	Form of Amended and Restated Articles of Telesat Corporation
99.10	Registration Rights Agreement, dated as of November 23, 2020, by and among Telesat Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and MHR Fund Management LLC and certain of its affiliates
99.11	Form of Amended and Restated Telesat Partnership LP Partnership Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA (Registrant)

November 27, 2020	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary